UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 000-29880

VIRGINIA MINES INC.

200-300 St-Paul,

Quebec City, QC, Canada G1K 7R1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __

Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: October 10, 2014

TABLE OF CONTENTS

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENT AS OF MAY 31, 2014

Unaudited Condensed Interim Consolidated Balance Sheet

Unaudited Condensed Interim Consolidated Statements of Loss

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

Unaudited Condensed Interim Consolidated Statements of Cash Flows

UNAUDITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1:

General information

Note 2:

Basis of preparation

Note 3:

Changes in accounting policies

New accounting standard not yet adopted

Note 4:

Mining properties

Reconciliation of mining properties

Detail of mining properties

Note 5:

Royalty interests in mining properties

Note 6:

Accounts payable and accrued liabilities

Note 7:

Share capital

Note 8:

Stock options

Note 9:

Earnings per share

Note 10:

General administrative expenses

Note 11:

General exploration costs

Note 12:

Financial instruments and fair value measurement

Other information

Note 13:

Cash flows

Note 14:

Commitments

MANAGEMENT’S DISCUSSION & ANALYSIS

CEO CERTIFICATION

CFO CERTIFICATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2014

VIRGINIA MINES INC. Unaudited Condensed Interim Consolidated Balance Sheet

(expressed in Canadian dollars)

	As at August 31, 2014	As at February 28, 2014
Assets

Current assets
Cash	$3,714,495	$8,750,235
Short-term investments	4,2797,273	36,540,357
Tax credits for mining exploration and commodity taxes receivable	3,659,840	2,736,163
Other amounts receivable	183,018	39,888
Prepaid expenses	310,908	312,556
	50,665,534	48,379,199

Non-current assets
Mining properties (note 4)	66,521,060	63,104,594
Royalty interests in mining properties (note 5)	1,124,588	425,763
Property, plant and equipment	630,191	658,063
Deferred tax assets	2,364,225	2,311,534
	$121,305,598	$114,879,153

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 6)	$4,784,465	$3,546,026
Current portion of deferred lease inducements	9,404	9,404
Current portion of deferred royalties	5,130,660	2,860,000
	9,924,529	6,415,430

Non-current liabilities
Deferred lease inducements	86,988	91,690
Deferred tax liabilities	5,237,595	5,237,595
Deferred royalties	-	2,270,660
Liability related to share exchange rights	3,123,621	3,041,640
	8,448,204	10,641,585

Shareholders' Equity

Share capital (note 7)	143,236,108	136,061,154
Stock options (note 8)	8,154,843	6,692,514
Contributed surplus	505,461	492,005
Deficit	(54,540,084)	(50,932,453)
Accumulated other comprehensive income	3,441,192	3,360,802
	100,797,520	95,674,022
Non-controlling interest	2,135,345	2,148,116
	102,932,865	97,822,138
	$121,305,598	$114,879,153
Commitments (note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors
(signed) André Gaumond, Director	(signed) André Lemire, Director

1.

VIRGINIA MINES INC. Unaudited Condensed Interim Consolidated Statements of Loss

(expressed in Canadian dollars)

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2014	2013	2014	2013
Expenses
Salaries	$269,450	$198,782	$567,026	$513,960
Professional and maintenance fees	166,465	105,918	269,411	251,447
General administrative expenses (note 10)	99,172	139,041	348,835	376,293
Stock-based compensation	2,100,614	-	2,100,614	-
Interest expense on liability related to share
exchange rights	46,337	-	81,981	-
Depreciation of property, plant and equipment	25,474	25,285	50,677	50,019
General exploration costs (note 11)	242,634	419,442	385,597	609,400
Cost of mining properties abandoned or written off	689,347	153,582	918,967	1,937,266
	3,639,493	1,042,050	4,723,108	3,738,385

Other income (expenses)
Dividends	73,157	54,673	140,501	120,779
Interest	168,765	201,733	343,482	403,547
Fees invoiced to partners	16,084	89,941	21,268	150,895
Gain on sale of mining properties (note 4)	40,279	-	40,279	-
Gain (loss) on sale of available-for-sale investments	(567)	-	61,028	153,736
Gain (loss) on investments held for trading	(120,938)	248,910	(248,764)	263,156
Loss on acquisition of available-for-sale investments	-	-	(170,666)	-
Loss on investments designated as held for trading	-	(650)	-	(1,755)
Other than temporary write-down on available-for-sale
investments	-	(341,750)	-	(341,750)
	176,780	252,857	187,128	748,608

Loss before income taxes	(3,462,713)	(789,193)	(4,535,980)	(2,989,777)
Deferred tax recovery	783,263	760,379	916,012	1,557,668
Net loss	$(2,679,450)	$(28,814)	$(3,619,968)	$(1,432,109)

Net loss for the period attributable to:
Shareholders of the parent	$(2,671,758)	$(28,814)	$(3,607,631)	$(1,432,109)
Non-controlling interest	$(7,692)	$-	$(12,337)	$-

Per share (note 9)

Basic and diluted net loss	$(0.079)	$(0.001)	$(0.108)	$(0.044)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2.

VIRGINIA MINES INC. Unaudited Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(expressed in Canadian dollars)

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2014	2013	2014	2013

Net loss	$(2,679,450)	$(28,814)	$(3,619,968)	$(1,432,109)

Other comprehensive income

Items that may be reclassified subsequently to net loss
Unrealized gain on available-for-sale investments, net
of related income tax expense of $14,866 and
$20,632 ($64,018 and $20,372 in 2013)	95,670	411,955	132,777	131,093
Reclassification of other-than-temporary declines in
value on available-for-sale investments, net of
income taxes of nil ($46,866 in 2013)	-	301,580	-	301,580
Reclassification of loss (gains) on available-for-sale
investments realized upon sale, net of income tax
recovery of $155 and income tax expense of $8,207
(nil and $20,677 in 2013)	989	-	(52,821)	(133,059)

	96,659	713,535	79,956	299,614

Comprehensive income (loss)	$(2,582,791)	$684,721	$(3,540,012)	$(1,132,495)

Comprehensive income (loss) for the period attributable to:

Shareholders of the parent	$(2,574,665)	$684,721	$(3,527,241)	$(1,132,495)
Non-controlling interest	$(8,126)	$-	$(12,771)	$-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3.

VIRGINIA MINES INC. Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(expressed in Canadian dollars)

	Share capital	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total	Non-controlling interest	Total
	$	$	$	$	$	$	$	$
Balance as at March 1, 2014	136,061,154	6,692,514	492,005	(50,932,453)	3,360,802	95,674,022	2,148,116	97,822,138

Net loss	-	-	-	(3,607,631)	-	(3,607,631)	(12,337)	(3,619,968)

Unrealized gain (loss) on available-for-sale
investments, net of related income taxes	-	-	-	-	133,312	133,312	(535)	132,777

Reclassification of loss (gain) on available-for
-sale investments realized upon sale, net
of related income taxes	-	-	-	-	(52,922)	(52,922)	101	(52,821)

Comprehensive loss for the period	-	-	-	(3,607,631)	80,390	(3,527,241)	(12,771)	(3,540,012)

Stock-based compensation	-	2,100,614	-	-	-	2,100,614	-	2,100,614

Stock options exercised	1,696,621	(624,829)	-	-	-	1,071,792	-	1,071,792

Stock options cancelled	-	(13,456)	13,456	-	-	-	-	-

Issuance of shares for acquisition of mining
property	198,000	-	-	-	-	198,000	-	198,000

Issuance of shares for cash consideration	4,844,209	-	-	-	-	4,844,209	-	4,844,209

Issuance of shares for acquisition of royalty
interest in mining property	684,804	-	-	-	-	684,804	-	684,804

Share issue expenses	(248,680)	-	-	-	-	(248,680)	-	(248,680)

Balance as at August 31, 2014	143,236,108	8,154,843	505,461	(54,540,084)	3,441,192	100,797,520	2,135,345	102,932,865

	Share capital	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$
Balance as at March 1, 2013	130,396,873	7,523,608	480,819	(48,039,245)	1,529,540	91,891,595

Net loss	-	-	-	(1,432,109)	-	(1,432,109)

Unrealized gain on available-for-sale
investments, net of related income taxes	-	-	-	-	131,093	131,093

Reclassification of other-than-temporary
declines in value on available-for-sale
investments, net of related income taxes	-	-	-	-	301,580	301,580

Reclassification of gains on available-for-sale
investments realized upon sale, net of related
income taxes	-	-	-	-	(133,059)	(133,059)

Comprehensive loss for the period	-	-	-	(1,432,109)	299,614	(1,132,495)

Stock options exercised	612,057	(210,207)	-	-	-	401,850

Stock options cancelled	-	(11,186)	11,186		-	-

Issuance of shares for cash consideration	3,284,820	-	-	-	-	3,284,820

Issuance of shares for acquisition of royalty
interest in mining property	192,400	-	-	-	-	192,400

Share issue expenses	(175,872)	-	-	-	-	(175,872)

Balance as at August 31, 2013	134,310,278	7,302,215	492,005	(49,471,354)	1,829,154	94,462,298

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4.

VIRGINIA MINES INC. Unaudited Condensed Interim Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2014	2013	2014	2013
Cash flows used in operating activities
Net loss	$(2,679,450)	$(28,814)	$(3,619,968)	$(1,432,109)

Adjustments for :
Deferred tax recovery	(783,263)	(760,379)	(916,012)	(1,557,668)
Other than temporary write-down on available-for-
sale investments	-	341,750	-	341,750
Loss on investments designated as held for trading	-	650	-	1,755
Loss on acquisition of available-for-sale investments	-	-	170,666	-
Loss (gain) on investments held for trading	120,938	(248,910)	248,764	(263,156)
Loss (gain) on sale of available-for-sale investments	567	-	(61,028)	(153,736)
Gain on sale of mining properties	(40,279)	-	(40,279)	-
Cost of mining properties abandoned or written off	689,347	153,582	918,967	1,937,266
Depreciation of property, plant and equipment	25,474	25,285	50,677	50,019
Interest expense on liability related to share
exchange rights	46,337	-	81,981	-
Stock-based compensation	2,100,614	-	2,100,614	-
Amortization of deferred lease inducements	(2,351)	(2,351)	(4,702)	(4,702)
	(522,066)	(519,187)	(1,070,320)	(1,080,581)
Variation in deferred royalties	-	-	-	305,360

Changes in items of working capital
Tax credits for mining exploration and commodity
taxes receivable	112,563	429,573	106,207	282,779
Other amounts receivable	(152,802)	(851,614)	(180,008)	(736,999)
Prepaid expenses	29,539	(58,218)	1,648	(166,712)
Accounts payable and accrued liabilities	(172,935)	(689,516)	(349,371)	(698,384)
	(183,635)	(1,169,775)	(421,524)	(1,319,316)
	(705,701)	(1,688,962)	(1,491,844)	(2,094,537)

Cash flows from financing activities
Issuance of common shares, net of share issue expenses	339,127	389,650	8,993,469	5,999,807

Cash flows used in investing activities
Acquisition of short-term investments	(7,792,636)	(3,811,632)	(17,481,443)	(11,825,093)
Disposition of short-term investments	7,161,047	2,054,887	11,041,810	10,368,371
Acquisition of mining properties and capitalized
exploration costs	(2,118,031)	(1,828,118)	(6,236,255)	(5,348,158)
Change in credit on duties refundable for loss	175,349	-	175,349	-
Acquisition of property, plant and equipment	(22,805)	(12,778)	(22,805)	(46,502)
Acquisition of royalty interest in mining property	-	-	(14,021)	-
Option payments received	-	40,000	-	40,000
	(2,597,076)	(3,557,641)	(12,537,365)	(6,811,382)

Decrease in cash	(2,963,650)	(4,856,953)	(5,035,740)	(2,906,112)
Cash - Beginning of period	6,678,145	6,008,349	8,750,235	4,057,508
Cash - End of period	$3,714,495	$1,151,396	$3,714,495	$1,151,396

Interest received	$197,342	$121,196	$361,150	$424,330
Dividends received	$73,157	$54,673	$140,501	$120,779

Supplemental information (note 13)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month and six-month periods ended August 31, 2014 and 2013

(expressed in Canadian dollars)

1

General information

Virginia Mines Inc. (the "Company"), incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to continue the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The address of its registered office is 300 St-Paul St., Suite 200, Quebec City, Quebec, Canada.

2

Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of condensed interim consolidated financial statements, including IAS 34, Interim Financial Reporting, and using the same accounting policies and methods of computation as our most recent annual consolidated financial statements, except for the changes in accounting policies presented in note 3. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended February 28, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements were approved by the Board of Directors for issue on October 10, 2014.

3

Changes in accounting policies

Adopted in 2015

The following new standard is effective for the first time for interim periods beginning on or after March 1, 2014 and has been applied in preparing these condensed interim consolidated financial statements. The accounting policy has been applied consistently by the subsidiary of the Company.

IFRIC 21, Levies (“IFRIC 21”)

In May 2013, the IASB issued International Financial Reporting Interpretations Committee ("IFRIC") 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs.

The adoption of this standard did not have an impact on the Company's condensed interim consolidated financial statements.

New accounting standard not yet adopted

IFRS 9, Financial Instruments

In October 2010, the IASB issued IFRS 9, Financial Instruments. This standard will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The mandatory effective date for IFRS 9, which is to be applied retrospectively, would be annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

6.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month and six-month periods ended August 31, 2014 and 2013

(expressed in Canadian dollars)

4	Mining properties

	Reconciliation of mining properties

			Acquisition cost
		Exploration	Mining
		costs	properties	Claims	Total

	Balance as at March 1, 2014	$51,266,073	$7,760,617	$4,077,904	$63,104,594

	Costs incurred	5,100,537	207,125	239,150	5,546,812
	Credit on duties refundable for loss and
	refundable tax credit for resources	(1,205,233)	-	-	(1,205,233)
	Mining properties abandoned, written off or sold	(516,033)	(50,515)	(358,565)	(925,113)

	Balance as at August 31, 2014	$54,645,344	$7,917,227	$3,958,489	$66,521,060

On March 6, 2014, the Company concluded a new acquisition agreement with Arianne Phosphate Inc. ("Arianne") on the Opinaca and Black Dog properties in James Bay, province of Quebec. As per the agreement, the Company acquires a 100% interest in both properties in consideration of the issuance to Arianne of 15,000 common shares of the Company. Ressources Vantex Ltée owns a 1.5% NSR on the Black Dog property.

On May 28, 2014, Anglo American Exploration (Canada) Ltd. ("AAEC") withdrew from the Baie Payne partnership. AAEC gave back its 59.98% interest in the Baie Payne project to the Company.

On July 7, 2014, the Company sold to Eastmain Resources Ltd. ("Eastmain") a 100% interest in the 3 claims of the 33B/04 property, in consideration of the issuance to the Company of 30,000 common shares of Eastmain. The gain of $8,546 arising from this transaction is presented in the financial statements under caption Gain on sale of mining properties.

On July 29, 2014, the Company sold to Donner Metals Ltd. ("Donner") a 100% interest in the 55 claims of the Preissac property, in consideration of the issuance to the Company of 588,235 common shares of Donner. The gain of $31,733 arising from this transaction is presented in the financial statements under caption Gain on sale of mining properties.

7.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month and six-month periods ended August 31, 2014 and 2013

(expressed in Canadian dollars)

Detail of mining properties
	# Claims	Undivided interest	Balance as at March 1, 2014	Costs incurred	Mining properties abandoned, written off or sold and related tax credits	Balance as at August 31, 2014
		%	$	$	$	$

Anatacau	207
Acquisition costs		0	99,370	23,241	-	122,611
Exploration costs			1,819,852	347,327	-	2,167,179
			1,919,222	370,568	-	2,289,790

Ashuanipi	596
Acquisition costs		50	88,949	-	-	88,949
Exploration costs			1,563,678	-	-	1,563,678
			1,652,627	-	-	1,652,627

Baie Payne	471
Acquisition costs		100	605,545	16,419	-	621,964
Exploration costs			534,849	208	-	535,057
			1,140,394	16,627	-	1,157,021

Corvet Est	329
Acquisition costs		50	25,449	3,302	-	28,751
Exploration costs			334,332	2,450	-	336,782
			359,781	5,752	-	365,533

Coulon	498
Acquisition costs		89.8	3,773,668	11,865	-	3,785,533
Exploration costs			16,701,467	2,923,814	(1,205,233)	18,420,048
			20,475,135	2,935,679	(1,205,233)	22,205,581

Éléonore Régional	827
Acquisition costs		100	484,472	46,482	(44,759)	486,195
Exploration costs			2,666,214	427,400	(260,792)	2,832,822
			3,150,686	473,882	(305,551)	3,319,017

Lac Gayot	530
Acquisition costs		100	1,868,191	-	-	1,868,191
Exploration costs			661,846	-	-	661,846
			2,530,037	-	-	2,530,037

	(forward)		31,227,882	3,802,508	(1,510,784)	33,519,606

8.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month and six-month periods ended August 31, 2014 and 2013

(expressed in Canadian dollars)

	# Claims	Undivided interest	Balance as at March 1, 2014	Costs incurred	Mining properties abandoned, written off or sold and related tax credits	Balance as at August 31, 2014
		%	$	$	$	$

(brought forward)			31,227,882	3,802,508	(1,510,784)	33,519,606

La Grande Sud	188
Acquisition costs		100	90,684	6,731	-	97,415
Exploration costs			1,592,180	2,900	-	1,595,080
			1,682,864	9,631	-	1,692,495

Lac Pau	802
Acquisition costs		100	168,973	9,831	-	178,804
Exploration costs			3,340,609	1,752	-	3,342,361
			3,509,582	11,583	-	3,521,165

Nichicun	298
Acquisition costs		100	104,243	2,144	-	106,387
Exploration costs			2,322,068	1,069	-	2,323,137
			2,426,311	3,213	-	2,429,524

Poste Lemoyne Ext.	524
Acquisition costs		100	1,304,667	7,493	(185,015)	1,127,145
Exploration costs			7,612,493	29,625	(50,000)	7,592,118
			8,917,160	37,118	(235,015)	8,719,263

Trieste	525
Acquisition costs		100	142,963	-	-	142,963
Exploration costs			1,555,145	1,876	-	1,557,021
			1,698,108	1,876	-	1,699,984

Wabamisk	994
Acquisition costs		100	806,257	24,614	(64,398)	766,473
Exploration costs			6,382,312	809,400	(60,000)	7,131,712
			7,188,569	834,014	(124,398)	7,898,185

Others
Acquisition costs			2,275,090	294,153	(114,908)	2,454,335
Exploration costs			4,179,028	552,716	(145,241)	4,586,503
			6,454,118	846,869	(260,149)	7,040,838
Total
Acquisition costs			11,838,521	446,275	(409,080)	11,875,716
Exploration costs			51,266,073	5,100,537	(1,721,266)	54,645,344
			63,104,594	5,546,812	(2,130,346)	66,521,060

All mining properties are located in the province of Quebec.

9.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month and six-month periods ended August 31, 2014 and 2013

(expressed in Canadian dollars)

5

Royalty interests in mining properties

On April 7, 2014, the Company entered into an agreement with Alto Ventures Ltd. ("Alto") pursuant to which the Company acquires Alto's underlying 0.5% net smelter return royalty (NSR) in the Windfall and Alcane properties located in northern Quebec, covering most of the Windfall Lake gold project in consideration of the issuance to Alto of 57,692 shares of the Company.

		Éléonore	Eastmain	Northbelt	Windfall and Alcane	Total
		$	$	$	$	$

	Balance as at March 1, 2014	-	233,363	192,400	-	425,763
	Acquisitions	-	-	-	698,825	698,825

	Balance as at August 31, 2014	-	233,363	192,400	698,825	1,124,588

6	Accounts payable and accrued liabilities
				As at August 31, 2014	As at February 28, 2014
				$	$

	Advances from partners			987,199	1,069,418
	Trade			1,088,354	2,242,948
	Premium related to flow-through shares			2,708,912	233,660
				4,784,465	3,546,026

7	Share capital

	The share capital issued has varied as follows:

				Six-Month Period Ended August 31, 2014		Year Ended February 28, 2014
				Number	$	Number	$

	Balance - beginning of period			33,111,454	136,061,154	32,506,633	130,396,873

	Stock options exercised			216,300	1,696,621	249,450	2,313,082
	Issuance of shares for acquisition of mining properties			15,000	198,000	3,571	49,851
	Issuance of shares for acquisition of royalty interests in
	mining properties			57,692	684,804	20,000	192,400
	Issuance of shares for a cash consideration (a)			353,334	4,844,209	331,800	3,284,820
	Share issue expenses			-	(248,680)	-	(175,872)

	Balance - end of period			33,753,780	143,236,108	33,111,454	136,061,154

(a) Detail of the issuance of flow-through shares:

On March 7, 2014, the Company closed a private placement of 353,334 flow-through common shares at a price of $24.00 per share for gross proceeds of $8,480,016. A premium of $3,417,659, net of issue expenses, was accounted for as a premium related to flow-through shares in accounts payable and accrued liabilities. Issue expenses of $556,339 related to this placement were incurred.

10.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month and six-month periods ended August 31, 2014 and 2013

(expressed in Canadian dollars)

8

Stock options

The Company has established a stock option plan under which certain key employees, officers, directors and suppliers may be granted stock options of the Company. The number of stock options cannot exceed, at any time, 10% of the number of outstanding shares. Options vest immediately and are exercisable over a maximum period of ten years following the grant date. The stock option price is always higher than the last closing price on the day of grant at the Toronto Stock Exchange.

The following table presents the stock option activity since March 1, 2013 and summarizes information about stock options outstanding and exercisable as at August 31, 2014:

			Six-Month Period Ended August 31, 2014		Year Ended February 28, 2014

			Number	Weighted average exercise price	Number	Weighted average exercise price
	Outstanding and exercisable - beginning of period		1,941,800	6.62	2,193,750	6.55
	Granted		491,000	11.68	-	-
	Exercised		(216,300)	4.96	(249,450)	5.99
	Cancelled		(4,500)	12.81	(2,500)	9.18

	Outstanding and exercisable - end of period		2,212,000	7.89	1,941,800	6.62

For the six-month period ended August 31, 2014, the weighted average share price on the date of exercise of stock options was $12.21 ($11.18 for the year ended February 28, 2014).

The following table summarizes information about stock options outstanding and exercisable as at August 31, 2014:

	Options outstanding and exercisable
	Range of exercise prices	Number	Weighted average remaining contractual life	Weighted average exercise price
			(years)	$

	$3.21 to $4.44	414,000	2.51	3.95
	$5.22 to $7.68	720,250	4.45	6.47
	$9.00 to $12.81	1,077,750	8.44	10.36

	The fair value of stock options granted has been estimated using the Black & Scholes model with the following assumptions:
					Six-Month Period Ended August 31, 2014

	Risk-free interest rate				1.53%
	Expected volatility				34%
	Dividend yield				Nil
	Weighted average expected life				62 months
	Weighted average fair value of options granted				$4.28
	Weighted average fair value of share price at the date of the grant				$12.30

11.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month and six-month periods ended August 31, 2014 and 2013

(expressed in Canadian dollars)

9

Earnings per share

For the three-month and six-month periods ended August 31, 2014 and 2013, there was no difference between the basic and diluted loss per share since the stock options were anti-dilutive. Accordingly, the diluted loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

		Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
		2014	2013	2014	2013

	Basic weighted average number of shares
	outstanding	33,725,373	32,867,808	33,613,388	32,819,555
	Stock options	831,462	704,698	864,184	695,826

	Diluted weighted average number of shares
	outstanding	34,556,835	33,572,506	34,477,572	33,515,381

	Items excluded from the calculation of diluted loss
	per share because the exercise price was greater than
	the average quoted value of the common shares
	Stock options	321,250	175,750	321,250	175,750

10	General administrative expenses
		Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
		2014	2013	2014	2013

	Office rental	$41,945	$41,292	$84,825	$82,530
	Administrative and professional services	(6,337)	(5,734)	(11,430)	(12,554)
	Advertising and exhibitions	7,095	10,523	36,037	39,104
	Travel expenses	8,713	9,237	37,530	44,007
	Donations and sponsorships	17,100	18,900	41,200	24,955
	Training and tuition	2,669	3,505	17,992	27,410
	Insurance	11,370	13,924	22,741	25,968
	Office expenses and other	16,617	47,394	119,940	144,873
		$99,172	$139,041	$348,835	$376,293

11	General exploration costs
		Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
		2014	2013	2014	2013

	Salaries and fees	$92,432	$189,346	$220,321	$353,666
	Transport	7,863	179,501	11,459	181,585
	Field expenditures	142,339	50,595	153,817	74,149
		$242,634	$419,442	$385,597	$609,400

12.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month and six-month periods ended August 31, 2014 and 2013

(expressed in Canadian dollars)

12	Financial instruments and fair value measurement

	a) Financial instruments

	The classification of financial instruments as at August 31, 2014 and February 28, 2014 is summarized as follows:

						As at August 31, 2014
						Carrying value	Fair value
		At fair value through profit or loss	Available- for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
		$	$	$	$	$	$
	Financial assets
	Cash	-	-	3,714,495	-	3,714,495	3,714,495
	Short-term investments	496,909	42,300,364	-	-	42,797,273	42,797,273
	Other amounts receivable	-	-	183,018	-	183,018	183,018
		496,909	42,300,364	3,897,513	-	46,694,786	46,694,786

	Financial liabilities
	Accounts payable and
	accrued liabilities	-	-	-	2,075,553	2,075,553	2,075,553
	Liability related to share
	exchange rights	-	-	-	3,123,621	3,123,621	3,123,621
		-	-	-	5,199,174	5,199,174	5,199,174

						As at February 28, 2014
						Carrying value	Fair value
		At fair value Through profit or loss	Available- for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
		$	$	$	$	$	$
	Financial assets
	Cash	-	-	8,750,235	-	8,750,235	8,750,235
	Short-term investments	823,673	35,716,684	-	-	36,540,357	36,540,357
	Other amounts receivable	-	-	39,888	-	39,888	39,888
		823,673	35,716,684	8,790,123	-	45,330,480	45,330,480

	Financial liabilities
	Accounts payable and
	accrued liabilities	-	-	-	3,312,366	3,312,366	3,312,366
	Liability related to share
	exchange rights	-	-	-	3,041,640	3,041,640	3,041,640
		-	-	-	6,354,006	6,354,006	6,354,006

The Company's financial assets at fair value through profit or loss comprise warrants. The available-for-sale assets comprise bonds and investments in public companies (shares).

Cash, other amounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying approximates their fair value due to their short-term maturity. Value

13.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month and six-month periods ended August 31, 2014 and 2013

(expressed in Canadian dollars)

b) Fair value measurement

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 –

valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 –

valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 –

valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

As at August 31, 2014, the classification of the Company's financial instruments, recorded at fair value on a recurring basis, was as follows:

	As at August 31, 2014
	Level 1	Level 2	Level 3
	$	$	$
Financial assets

Shares	8,299,583	48,378	-
Bonds	-	33,952,403	-
Warrants	-	496,909	-

Total	8,299,583	34,497,690	-

	As at February 28, 2014
	Level 1	Level 2	Level 3
	$	$	$
Financial assets

Shares	7,806,994	277,584	-
Bonds	-	27,632,106	-
Warrants	-	823,673

Total	7,806,994	28,733	-

On May 31, 2014 and on August 31, 2014, the Company transferred, from level 2 to level 1 amounts of $247,222 and $91,667 respectively, of common shares that were no longer on a sale period restriction.

14.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month and six-month periods ended August 31, 2014 and 2013

(expressed in Canadian dollars)

The valuation techniques that are used to measure fair value are as follows:

The fair value of shares is established using the bid price on the most beneficial active market for these instruments that is readily available to the Company. When a bid price is not available, the Company uses the closing price of the most recent transaction on such instrument. If the instrument is on a sale period restriction, the fair value is discounted and the instrument is classified in level 2.

The fair value of warrants is established through the use of the Black & Scholes pricing model, which uses share price inputs and volatility measurements. If the instrument is on a sale period restriction, the fair value is discounted.

The fair value of bonds is valued at bid price using independent pricing services or dealer prices.

Other information

As at August 31, 2014, gross unrealized losses on available-for-sale securities totalled $233,833 ($165,143 as at February 28, 2014). Of this sum, an amount of $62,065 ($55,281 as at February 28, 2014) is related to bonds and results from changes in market interest rates and not to deterioration in the creditworthiness of issuers. The balance of $171,768 ($109,862 as at February 28, 2014) related to common shares is mainly explained by fluctuations of prices in the market. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It assesses that the gross unrealized losses are not significant or prolonged.

The total interest income for financial assets that are not classified as at fair value through profit or loss for the three-month and six-month periods ended August 31, 2014 is $181,000 and $346,000 ($172,000 and $342,000 for the three-month and six-month periods ended August 31, 2013).

13	Cash flows

	Items not affecting cash
		Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
		2014	2013	2014	2013
		$	$	$	$

	Related to investing activities:

	Acquisition of mining properties and exploration
	costs included in accounts payable and
	accrued liabilities	742,409	864,314	742,409	864,314
	Non-refundable tax credit applied against mining
	properties	-	-	-	122,683

14

Commitments

The Company is committed to incurring exploration expenses of $8,005,585 by December 31, 2014 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on January 16, 2013 and March 20, 2013. As at August 31, 2014, the Company has fulfilled its commitment regarding the exploration expenses.

The Company is also committed to incurring exploration expenses of $8,480,016 by December 31, 2015 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on March 7, 2014. As at August 31, 2014, the Company spent $1,893,024 according to this commitment.

15.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2014 AND 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Any statement or reference to dollar amounts herein shall mean lawful money of Canada unless otherwise indicated.

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the unaudited condensed interim consolidated financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the three-month and six-month periods ended August 31, 2014 and 2013. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2014, and results of operations, including the section describing the risks and uncertainties.

The information contained herein is dated as of October 10, 2014, date of the approval by the Board of the Management’s Discussion and Analysis and the Financial Statements.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking information and statements, which constitute “forward-looking information” under Canadian securities law and which may be material regarding, among other things, the Company’s beliefs, plans, objectives, estimates, intentions and expectations. Forward-looking information and statements are typically identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “forecast”, “goal”, “intend”, “plan”, “will”, “may”, “should”, “could” and similar expressions. Specific forward-looking information in this document includes, but not limited to, statements with respect to the Company’s future operating and financial results, its exploration activities, its capital expenditure plans and the ability to execute on its future operating, investing and financing strategies.

These forward-looking information and statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

1

EXPLORATION ACTIVITIES

Activities Summary

During the three-month period ended August 31, 2014, exploration costs rose to $2,704,000 compared to $2,699,000 for the corresponding period of the preceding year. During the six-month period ended August 31, 2014, exploration costs amounted to $5,486,000 compared to $4,620,000 for the same period of the preceding year.

In the recent quarter, the Company was active mainly on the Anatacau-Wabamisk and Coulon projects, on the James Bay Territory. Many short exploration programs were also carried on the Lac Ménarik and Éléonore Régional projects also situated on the James Bay Territory. The Company was also quite active with its partner Altius Minerals Corporation (“Altius”) on the Kan project located in the Labrador Trough.

ANATACAU-WABAMISK PROPERTY

Surface work aiming at prospecting, till sampling, mechanical stripping and geological mapping was carried out in the summer of 2014 on the Anatacau-Wabamisk property, located in the Opinaca Reservoir area, Quebec Middle-North. The property is located 30 kilometres southwest of the Opinaca Reservoir, about 290 kilometres north of the town of Matagami, province of Quebec. The property consists of 1,201 designated claims totalling 63 153 hectares split on two adjoining portions: the Anatacau portion, with 207 claims constituting the southeastern portion of the property, and the Wabamisk portion, with 994 claims forming the main part of the property. The Company owns 100% of the Wabamisk portion (except for the applicable royalties on 69 claims of the former Lac H property) while the Anatacau portion is wholly owned by IAMGOLD Corporation (“IAMGOLD”). As per an agreement entered into in May 2007, the Company has the option of acquiring a 100% interest in the Anatacau part for a consideration consisting of a $25,000 payment that was made upon signing of the agreement and $3 million in exploration work to be carried out before December 31, 2015. Should the Company acquire a 100% interest in the property, IAMGOLD will retain on this portion a 2% NSR. The Company may buy back half (1%) of this royalty for $1.5 million.

Most of work carried out in the summer of 2014 was concentrated on the new portion of lines cut in the winter of 2014 and tested the lateral extensions of the corridors of the gold-bearing corridors discovered so far on the Wabamisk grid (Mustang, Challenger-Interceptor-Trailblazer, Escalade), as well as many other geological and geophysical targets. Overall, 19 trenches were mechanically excavated to test the direct extension of some gold showings discovered in 2013, As±Cu±Fe±Zn till anomalies and some IP anomalies from the winter 2014 geophysical survey. The most interesting results from the stripping campaign came from trench WB2014TR002, which exposed the east extension of the Interceptor showing. On the new trench, the deformation and alteration zone (actinote-chlorite-albite-biotite-silica) is followed laterally over about 70 metres and over a width that can reach up to 9 metres. The zone remains open to the west and to the east. The host rock consists of alternating centimetric to decimetric beds of finer-to-coarser-grained meta-grauwacke. The Interceptor zone is injected with about 10 to 20% of a stockwork of whitish to translucent quartz veins of milimetric thickness up to a maximum of 2.15 metres. It returned several interesting channel results. The best intersection yielded 71.6 g/t Au over 0.9 metres. Many visible gold grains were observed in the 35-centimetre-thick quartz vein and in its altered walls. Channel WB2013TR002-R6 (the last channel at the east end of the trench) yielded 2.53 g/t Au over 4 metres including 9.6 g/t Au over 1 metre. Visible gold was also observed in this channel. The vein is 2.15 metres thick in this sector. The other results received to date returned low values of up to 0.79 g/t Au over 4.3 metres. The other trenches, excavated during the summer, yielded very few interesting results in general. Moreover, general prospecting of the new grid located twenty or so new minor showings grading 1 g/t Au or less. Additional work will be required to evaluate the real value of these new showings. Finally, the Mustang vein was the object of additional sampling during the summer. New channels spaced 3 to 5 metres apart were added in some trenches in the main area to test the gold distribution along the Mustang vein. Visible gold was observed in several places but assay results are yet to come.

The Company is encouraged by very interesting results obtained during the summer in the extension of the Interceptor showing, which remains entirely open laterally. These results confirm once again the true potential of the CIT (Challenger-Interceptor-Trailblazer) gold-bearing structure, which has been sporadically drill tested up to now. Definitely, this structure justifies additional work. Results from the new channels done on the Mustang Vein are awaited with interest as they will allow to better understand the gold distribution within the vein. In the coming fall, the Company will compile and analyze all summer 2014 fieldwork results in anticipation of a new drilling campaign that could take place in the winter of 2015.

2

During the recent quarter, the Company spent $753,000 ($1,205,000 for the six-month period ended August 31, 2014) on the Anatacau-Wabamisk property.

COULON PROPERTY

In the summer of 2014, the Company carried out mechanical stripping, mapping and till sampling on the Coulon base-metal project, located 15 kilometres north of the Fontanges Airport, Quebec Middle-North. It is to be noted that the Coulon project is developed in partnership with SODÉMEX Développement, s.e.c. (“SODÉMEX”) (a subsidiary of Caisse de dépôt et placement du Québec), Fonds de solidarité des travailleurs du Québec (F.T.Q.), jointly with Fonds régional Nord-du-Québec (collectively the “Fonds”), and SIDEX, s.e.c. (“SIDEX”). The current interest of each party is as follows: the Company (89.8%), SODÉMEX (4.08%), the Fonds (4.08%) and SIDEX (2.04%). The project consists of 498 designated claims covering a surface of 247 square kilometres.

The objective of the summer 2014 campaign was to better characterize surface lithologies and alterations to identify new areas of interest and facilitate a better geological modeling of the property. In total, 32 trenches were mechanically excavated to increase geological understanding of the South sector (17 trenches), Tension sector (11 trenches) and Spirit sector (4 trenches). The Spirit Lens was exposed at surface over a 70-metre lateral distance. The lens is thin but locally rich in copper and zinc. Surface observations confirm the spatial relationship between sulphide mineralization and pegmatites injected nearby the contact between silimanite-porphyroblast-felsic volcanics and garnet-bearing andesites. Channels done in 2014 returned values varying between 9.04% Zn, 1.13% Cu and 31.79 g/t Ag over 4.1 metres and 0.18% Zn, 0.6% Cu and 15.2 g/t Ag over 1.4 metres. Trench CN2014TR-019 is located directly south of the Spirit showing and exposes rhyolites hosting bands of metric width highly altered in sericite, chlorite and silica. These bands are mineralized in chalcopyrite, sphalerite and pyrite. The best channel value yielded 5.33% Cu over 0.6 metres. Trenches excavated in the Tension area intercepted a few altered and mineralized horizons, which are typically thin (less than 1 metre) and situated nearby a rhyolite-andesite contact. They yielded channel results between 0.4% Zn, 0.05% Cu, 4.34 g/t Ag over 3.3 metres and 0.65% Zn, 0.35% Cu and 10.6 g/t Ag over 1 metre. In the south sector, a few trenches exposed zones of strong hydrothermal alteration (cordierite-anthophyllite) within rhyolitic units. The interest in these alteration zones is enhanced by their proximity with untested EM conductors, which represent interesting drilling targets.

The Company is satisfied with the summer exploration campaign on the Coulon property. Stripping led to a better geological understanding of the Spirit, Tension and South sectors, which will allow to optimize the next exploration work in these three areas. The interpretation of all results is currently in progress and a new drilling program is planned for the fall of 2014. This drilling program of about 8,500 metres will test lenses 201, 43, 257, 9-25, 08 and 44.

In the recent quarter, the Company spent $996,000 ($2,936,000 for the six-month period ended August 31, 2014) on the Coulon project.

KAN PROPERTY

This summer, the Company was also active in Nunavik where it carried, with its partner Altius, prospecting, mapping and till sampling on the Kan property, which is a vast gold and base-metal exploration project covering over 30,000 hectares in the Labrador Through, 85 kilometres southwest of Kuujjuaq.

Prospecting focussed mainly on the historical B-soils anomalies from previous detailed geochemical surveys. Most of these anomalies were unexplained at surface and only limited work was done over these anomalies. Detailed work that consisted in geological mapping, structural study and channelling was carried out on the historical showings (Pump Pad Ridge, Ferricrete, KTR1 and Pyrite Falls). A total of 499 B-soil samples were taken during the campaign. Half of the survey covered the iron formation mapped by the MRN in the northern part of the property. This survey was designed to generate new exploration targets in a sector that was poorly covered in terms of gold exploration. The other half of the B-soil survey was performed over the Pump Pad Ridge and the Ferricrete sectors. The purpose of the survey was to confirm the location of some historical soil anomalies. Finally, till samples were collected to confirm anomalies from the 2013 campaign.

Prospecting carried out over the Pump Pad Ridge area allowed the discovery of a new sector of interest located about 150 metres southeast of Pump Pad Ridge showing. Manual trenching under a strong B-soil anomaly (3.62 g/t) led to the discovery of a sub-cropping quartz vein with visible gold. Extra days of prospecting were realized over that area and several

3

other veins were discovered nearby. This zone is considered to be one of the more interesting ones of the campaign based on its proximity to Pump Pad Ridge and the high density of quartz veins present over the area. Another very interesting, new discovery was made more than 20 kilometres northwest of Pump Pad Ridge showing on the edge of the Robelin fault. The zone is characterized by a large decametric to metric-scale, sub-horizontal or flat rusty vein, strongly mineralized with pyrrhotite at his wall rocks. This vein was followed over 250 meters and is still open to the north due to the presence of a swamp. Many other smaller veins were discovered on the property during the summer 2014 campaign. However, complete results from rock and soil analysis are needed before assessing the real potential of these new discoveries.

In the recent quarter, the Company spent $43,000 ($68,000 for the six-month period ended August 31, 2014) on the Kan project

OTHER ACTIVE PROJECTS

In addition to all of the above-mentioned projects, the Company was also active, to a lesser extent, on many other of its properties in James Bay, in particular on the Lac Ménarik and Éléonore Régional projects where surface work (prospecting, geochemical survey and mechanical stripping) was carried out. A few new mineralized showings were discovered on these properties but a compilation of all summer results will be necessary to evaluate the true value of these discoveries.

ÉLÉONORE UPDATE

On October 2, 2014, Goldcorp Inc. announced the first gold pour at Éléonore. Indeed, on October 1, the initial dore bar was poured containing an estimated 70 ounces of gold recovered from the gravity circuit. Commissioning of the remainder of the plant is underway with gold production from the leaching and CIP circuit expected in October. Overall, progress at the mine remains on track for declaration of commercial production in the first quarter of 2015. Production for 2014 is expected to be between 40,000 and 60,000 ounces of gold.

The Company owns a 2% NSR on the Éléonore property that could reach 3.5% depending on the gold price and the number of ounces of gold produced. Management believes that with upcoming production, the Éléonore royalty will be an important catalyst to create shareholder value.

AGREEMENTS

On August 5, 2014, the Company announced the sale to Donner Metals Ltd. (“Donner”) of its 100% interest in the Preissac nickel-copper-PGE property in consideration of the issuance of 588,235 common shares of Donner. The Preissac Property comprises 55 claims and is located about 25 kilometres northwest of the town of Malartic, in the Abitibi region of Quebec. The Company will retain a 2% net smelter return royalty.

SELECTED FINANCIAL INFORMATION

	Three-Month Periods Ended		Six-Month Periods Ended
	August 31, 2014 $	August 31, 2013 $	August 31, 2014 $	August 31, 2013 $
Expenses	3,639,000	1,042,000	4,723,000	3,738,000
Other income	177,000	253,000	187,000	749,000
Net loss	(2,679,000)	(29,000)	(3,620,000)	(1,432,000)
Basic and diluted net loss per share	(0.079)	(0.001)	(0.108)	(0.044)

4

RESULTS OF OPERATIONS

COMPARISON BETWEEN THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2014 AND 2013

Expenses

For the three-month and six-month periods ended August 31, 2014, expenses totalled $3,639,000 and $4,723,000, respectively, representing increases of $2,597,000 and $985,000, respectively, compared to the corresponding periods of last year. Variations are detailed below.

For the three-month and six-month periods ended August 31, 2014, salaries totalled $269,000 and $567,000, representing increases of $70,000 and $53,000, respectively, compared to the corresponding periods of last year. These variations are due mainly to higher contributions to the government with respect to stock option exercises and to the annual salary increases.

For the current period, professional and maintenance fees totalled $166,000, an increase of $60,000 compared to the corresponding period of last year, and for the six-month period ended August 31, 2014, they totalled $269,000, an increase of $18,000 compared to the corresponding period of the previous year. The increases result mainly from audit fees related to Coulon Mines Inc. and to additional listing fees due to the renewal of the Company’s stock option plan.

For the three-month and six-month periods ended August 31, 2014, general administrative expenses totalled $99,000 and $349,000, representing decreases of $40,000 and $27,000, respectively. These variations are due mainly to a decrease in sustainable development fees.

Stock-based compensation totalled $2,101,000 for the three-month and six-month periods ended August 31, 2014, compared to nil for the corresponding periods of the preceding year. The variation is attributable to the recognition of three grants of stock options, two of which occurred during the preceding year and had to be approved by the shareholders of the Company at the annual meeting of June 26, 2014.

General exploration costs decreased by $176,000 and $223,000 for the three-month and six-month periods ended August 31, 2014, compared to the same period of last year. The Company assigned a lower budget to prospecting of new exploration targets on the James Bay Territory.

For the three-month and six-month periods ended August 31, 2014, write-offs of properties totalled $689,000 and $919,000, respectively, compared to $154,000 and $1,937,000 for the corresponding periods of last year. In the current period, the Company proceeded with the following partial write-offs: Éléonore Régional ($306,000), Poste Lemoyne ($235,000) and Asini ($78,000). In the previous quarter, the Company proceeded with a partial write-off on the Wabamisk property ($124,000) and a complete write-off on the Sarcelle property ($105,000). In the six-month period ended August 31, 2013, the Company proceeded with the following partial write-offs: Coulon ($1,150,000), Wabamisk ($400,000) and Sarcelle ($180,000). The partial write-offs of the properties were done on the relatively unexplored parts of the properties that were considered to have low discovery potential.

Other Income

For the three-month period ended August 31, 2014, other income totalled $177,000 compared to $253,000 for the corresponding period of the preceding year, a decrease of $76,000. For the six-month period ended August 31, 2014, other income totalled $187,000 compared to $749,000 for the same period of the preceding year, a decrease of $562,000. Variations are detailed below.

For the current period, dividends and interest totalled $242,000, a decrease of $14,000 compared to the same period of the preceding year. For the six-month period ended August 31, 2014, dividends and interest totalled $484,000, a decrease of $40,000 compared to the same period of the preceding year. The decreases are mainly due to a lower interest rate on the bonds held by the Company.

5

Fees invoiced to partners during the current quarter totalled $16,000, a decrease of $74,000 from the corresponding period of the preceding year. For the six-month period ended August 31, 2014, fees invoiced to partners totalled $21,000 compared to $151,000 for the same period of last year. The decreases are due mainly to exploration work carried out last year with Anglo American Exploration (Canada) Ltd. on the Ashuanipi property and with IAMGOLD on the Lac Paul property.

During the current period, the Company sold two properties (33B/04 and Preissac) and recognized a gain on sale of mining properties of $40,000 (nil for the preceding comparative period).

During the current period, the Company recognized a loss on sale of available-for-sale investments of $1,000 compared to nil for the preceding comparative period. For the six-month period ended August 31, 2014, the Company recognized a gain of $61,000 compared to $154,000 for the same period of the preceding year. These gains result from the sale of shares and bonds.

For the three-month and six-month periods ended August 31, 2014, the Company posted losses on investments held for trading of $121,000 and $249,000, respectively, compared to gains of $249,000 and $263,000 for the same periods of last year. These gains and losses are due to the fair value revaluation of the warrants held by the Company.

Also, in the previous quarter ended May 31, 2014, the Company posted a loss on acquisition of available-for-sale investments of $171,000 resulting from the difference between the acquisition price and the subsequent fair value of a non-brokered, private placement of 1,666,666 common shares of Alto Ventures Ltd.

For the three-month period ended August 31, 2013, the Company recognized an impairment loss of $342,000 on an investment in a public company. The Company concluded that the decline in value of the stock price of this investment was permanent due to the cut in the quarterly dividends.

Deferred Tax Recovery

For the three-month period ended August 31, 2014, the Company recognized a $783,000 deferred tax recovery compared to $760,000 for the same quarter of the preceding year. The variation is due mainly to an increase in deferred tax assets partially offset by a decrease in the favourable tax impact on flow-through shares.

For the six-month period ended August 31, 2014, the Company recognized a $916,000 deferred tax recovery compared to $1,558,000 for the same quarter of the preceding year. The difference is explained mainly by a decrease in the favourable tax impact on flow-through shares partially offset by a less important increase in deferred tax liabilities.

Net Loss

In light of the above, the Company posted a net loss of $2,679,000 for the three-month period ended August 31, 2014, compared to $29,000 for the same period of the preceding year.

For the six-month period ended August 31, 2014, the Company posted a net loss of $3,620,000 compared to $1,432,000 for the same period of the preceding year.

OTHER INFORMATION

	Consolidated Balance Sheets as at
	August 31,	February 28,
	2014	2014
	$	$
Working capital	45,881,000	44,833,000
Mining properties	66,521,000	63,105,000
Total assets	121,306,000	114,879,000
Shareholders’ equity	102,933,000	97,822,000

6

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is unlikely that dividends will be paid in the near future.

LIQUIDITY AND FINANCING

As at August 31, 2014, cash amounted to $3,714,000 compared to $8,750,000 as at February 28, 2014, while the Company’s working capital totalled $45,881,000, representing an increase of $1,048,000 compared to the working capital recorded as at February 28, 2014. The variation is due mainly to a flow-through private placement completed in March 2014, partially offset by the exploration expenses incurred in the current year.

From management’s point of view, the working capital as at August 31, 2014, will cover current expenditures and exploration fees in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the current period, cash flows used in operating activities totalled $706,000 compared to $1,689,000 for the same period of the preceding year. For the six-month period ended August 31, 2014, cash flows used in operating activities totalled $1,492,000 compared to $2,095,000 for the same period of the preceding year. These variations result mainly from changes in accounts payable and receivable related to partners.

Financing Activities

Cash flows provided from financing activities for the quarter ended August 31, 2014 amounted to $339,000 compared to $390,000 for the same period of the preceding year.

For the six-month period ended August 31, 2014, cash flows provided from financing activities totalled $8,993,000 compared to $6,000,000 for the same period of the preceding year. On March 7, 2014, the Company completed a private placement of 353,334 flow-through common shares at a price of $24.00 per share for gross proceeds of $8,480,000 compared to $6,006,000 last year.

Investing Activities

For the three-month ended August 31, 2014, cash flows used in investing activities totalled $2,597,000 compared to $3,558,000 for the same period of the preceding year. For the six-month period ended August 31, 2014, cash flows used in investing activities totalled $12,537,000 compared to $6,811,000 for the same period of the preceding year.

The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term investments.

For the current quarter, the variation in short-term investments decreased liquidities by $632,000 compared to $1,757,000 for the same period of the preceding year. The variation is attributable mainly to a smaller transfer to short-term investments of an amount of cash.

For the six-month period ended August 31, 2014, the variation in short-term investments decreased liquidities by $6,440,000 compared $1,457,000 for the same period of the preceding year. The variation is attributable to a transfer to short-term investments of an amount of cash generated by the private placement completed in March 2014.

For the current quarter, the acquisition of mining properties and the capitalization of exploration costs net of tax credits required disbursements of $1,943,000 compared to $1,828,000 for the same period of the preceding year. For the six-month period ended August 31, 2014, disbursements totalled $6,061,000 compared to $5,348,000 for the same period of the preceding year. The increases result mainly from more important exploration work carried out on the Coulon property.

7

QUARTERLY INFORMATION

The information presented thereafter details the total expenses, other income, net loss and the net loss per common share for the last eight quarters.

Period				Net Loss per Share
Ended	Expenses	Other Income	Net Loss	Basic	Diluted
	$	$	$
08-31-2014	3,639,000	177,000	(2,679,000)	(0.079)	(0.079)
05-31-2014	1,084,000	10,000	(941,000)	(0.028)	(0.028)
02-28-2014	2,373,000	407,000	(959,000)	(0.029)	(0.029)
11-30-2013	1,169,000	427,000	(180,000)	(0.005)	(0.005)
08-31-2013	1,042,000	253,000	(29,000)	(0.001)	(0.001)
05-31-2013	2,696,000	496,000	(1,403,000)	(0.043)	(0.043)
02-28-2013	2,554,000	157,000	(1,662,000)	(0.052)	(0.052)
11-30-2012	1,656,000	374,000	(847,000)	(0.026)	(0.026)

ANALYSIS OF QUARTERLY RESULTS

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

CONTRACTUAL OBLIGATIONS

There was no material change in the Company’s contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

There were no related party transactions during the three-month and six-month periods ended August 31, 2014 and 2013.

CARRYING VALUE OF MINING PROPERTIES

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are recorded when required.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Please refer to the appropriate section of the financial statements included in our 2014 Annual Report for a complete description of our accounting policies. There have been no significant changes in the Company accounting policies and estimates since February 28, 2014, except for the changes in accounting policies listed below.

8

CHANGES IN ACCOUNTING POLICIES

Adopted in 2015

The following new standard is effective for the first time for interim periods beginning on or after March 1, 2014 and has been applied in preparing the condensed interim consolidated financial statements for the three-month and six-month periods ended August 31, 2014 and 2013. The accounting policy has been applied consistently by the subsidiary of the Company.

IFRIC 21, Levies (“IFRIC 21”)

In May 2013, the IASB issued International Financial Reporting Interpretations Committee ("IFRIC") 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs.

The adoption of this standard did not have an impact on the Company's condensed interim consolidated financial statements.

NEW ACCOUNTING STANDARD NOT YET ADOPTED

IFRS 9, Financial Instruments

In October 2010, the IASB issued IFRS 9, Financial Instruments. This standard will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The mandatory effective date for IFRS 9, which is to be applied retrospectively, would be annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares, without par value. As at October 10, 2014, a total of 33,760,280 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at October 10, 2014, a total of 2,205,250 stock options were outstanding. The expiry dates vary from April 6, 2016 to July 11, 2024.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with IFRS in its consolidated financial statements. The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established the internal control over financial reporting or had it established under their supervision in order to obtain reasonable assurance about the reliability of the financial reporting and to make sure that the financial statements were being prepared in accordance with IFRS.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to ICFR during the quarter ended August 31, 2014, that have materially affected, or that are reasonably likely to materially affect ICFR. No such changes were identified through their evaluation.

9

RISK FACTORS AND UNCERTAINTIES

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 28, 2014.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at October 10, 2014, date of the approval by the Board of Directors. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

10

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, André Gaumond, President and Chief Executive Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended August 31, 2014.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning June 1, 2014, and ended August 31, 2014, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

October 10, 2014

/s/ André Gaumond

André Gaumond

President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Robin Villeneuve, Chief Financial Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended August 31, 2014.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning June 1, 2014, and ended August 31, 2014, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

October 10, 2014

/s/ Robin Villeneuve

Robin Villeneuve

Chief Financial Officer